UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No.___)

Yatsen Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

985194109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985194109

1.	Names of Reporting Persons Banyan Partners Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 190,032,206 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 190,032,206 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,032,206 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 11.2% of Class A ordinary shares (or 7.1% of the total ordinary shares) (4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Banyan Partners Fund III, L.P. (“Banyan Fund III”), Banyan Partners Fund III-A, L.P. (“Banyan Fund III-A”) and Banyan Partners III Ltd. (“Banyan III GP”, collectively with Banyan Fund III and Banyan III-A, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 190,032,206 Class A ordinary shares are held by Banyan Fund III directly. Banyan Fund III-A directly holds 32,753,531 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
(3)	Banyan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III-A.
(4)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) on November 19, 2020 (the “Issuer’s 424B4 Filing”). The beneficial ownership percentage of the total ordinary shares is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 960,852,606 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 0.9% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 985194109

1.	Names of Reporting Persons Banyan Partners Fund III-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 32,753,531 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 32,753,531 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,753,531 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 1.9% of Class A ordinary shares (or 1.2% of the total ordinary shares) (4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 32,753,531 Class A ordinary shares are held by Banyan Fund III-A directly. Banyan Fund III directly holds 190,032,206 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
(3)	Banyan Fund III-A disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III.
(4)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 960,852,606 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 0.2% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 985194109

1.	Names of Reporting Persons Banyan Partners III Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 222,785,737 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 222,785,737 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,785,737 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1% of Class A ordinary shares (or 8.4% of the total ordinary shares) (3)

12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 190,032,206 Class A ordinary shares held by Banyan Fund III and (ii) 32,753,531 Class A ordinary shares held by Banyan Fund III-A. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
(3)	The beneficial ownership percentage of Class A ordinary shares is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. The beneficial ownership percentage of the total ordinary shares is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 960,852,606 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Reporting Persons represent approximately 1.1% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 985194109

Item 1.
	(a)	Name of Issuer Yatsen Holding Limited

	(b)	Address of Issuer’s Principal Executive Offices 32-35, 38/F, Poly Midtown Plaza, No.23 East Xuanyue Street, Haizhu District, Guangzhou 510330, People’s Republic of China

Item 2.
	(a)	Name of Person Filing Banyan Partners Fund III, L.P. (“Banyan Fund III”) Banyan Partners Fund III-A, L.P. (“Banyan Fund III-A”) Banyan Partners III Ltd. (“Banyan III GP”)
(b)	Address of Principal Business Office or, if none, Residence

The address of each of Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd. is:
Walkers Corporate Limited,
Cayman Corporate Centre,
27 Hospital Road,
George Town,
Grand Cayman KY1-9008,
Cayman Islands

	(c)	Citizenship Banyan Partners Fund III, L.P.: Cayman Islands Banyan Partners Fund III-A, L.P.: Cayman Islands Banyan Partners III Ltd.: Cayman Islands

	(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.00001 per share

	(e)	CUSIP Number 985194109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

Reporting Persons	Ordinary Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares(1)(3)	Percentage of Total Ordinary Shares (1)(3)	Percentage of the Aggregate Voting Power(1)(3)
Banyan Partners Fund III, L.P.	190,032,206	190,032,206	190,032,206	190,032,206	11.2%	7.1%	0.9%
Banyan Partners Fund III-A, L.P.	32,753,531	32,753,531	32,753,531	32,753,531	1.9%	1.2%	0.2%
Banyan Partners III Ltd. (2)	0	222,785,737	222,785,737	222,785,737	13.1%	8.4%	1.1%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2020.

(2)	Banyan Partners III Ltd. is the general partner of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P., and as such, may exercise voting and dispositive power over the shares held by Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P.

(3)	The Reporting Persons in the aggregate beneficially own 13.1% of the outstanding Class A ordinary shares, 8.4% of the total outstanding ordinary shares and 1.1% of the aggregate voting power. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. In addition, Banyan Partners Fund III, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III-A, L.P.; and Banyan Partners Fund III-A, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III, L.P. Each of the Reporting Persons may be deemed to beneficially own the percentage of Class A ordinary shares listed above which is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) as reported in the Issuer’s 424B4 Filing. Each of the Reporting Persons may be deemed to beneficially own the percentage of the total ordinary shares listed above which is calculated based on 1,701,071,157 outstanding Class A ordinary shares (assuming the underwriters have not exercised their over-allotment option) and 960,852,606 outstanding Class B ordinary shares as reported in the Issuer’s 424B4 Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Accordingly, and based on the foregoing, each of the Reporting Persons may be deemed to beneficially own the percentage of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer listed above. Each ordinary share (Class A ordinary share or Class B ordinary share) has a par value of US$0.00001.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P. and Banyan Partners III Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Banyan Partners Fund III, L.P.
By: Banyan Partners III Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

Banyan Partners Fund III-A, L.P.
By: Banyan Partners III Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

Banyan Partners III Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of ordinary shares of Yatsen Holding Limited is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 10, 2021

Banyan Partners Fund III, L.P.
By: Banyan Partners III Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

Banyan Partners Fund III-A, L.P.
By: Banyan Partners III Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

Banyan Partners III Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director